Audited Financial Statements

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169,
LAS VEGAS, NEVADA

December 31, 2022

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169 LAS VEGAS, NEVADA

ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31st, 2022.

TABLE OF CONTENTS

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169 LAS VEGAS, NEVADA

COMPANY INFORMATION

REGISTERED OFFICE	: HOWARD HUGHES PKWY : SUITE 500, 89169 : LAS VEGAS, NEVADA : U.S.A.
BOARD OF DIRECTORS	: Moses Kusasira : Peterson Munyasia : Ed Hohmann : Tommy Richardson
INDEPENDENT AUDITOR	: Edwin Associates : Certified Public Accountants (K) : P.O Box 22464 - 00400, : Nairobi.



EDWIN ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS CPA (K)
P.O. Box 22464 - 00400, NAIROBI.

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169 LAS VEGAS, NEVADA

REPORT OF THE DIRECTORS

December 31st, 2022

The Directors have the pleasure in presenting their report together with the Audited Financial Statements for the year ended December 31st, 2022.

PRINCIPAL ACTIVITIES

The principal activity being offering fintech services and solutions to the untapped and unbanked sector in Africa ranging from payment solutions, ecommerce and other digital solutions.

RESULTS FOR THE YEAR

The net (loss) / profit for the year is as shown on page 6 and has been added to retained earnings.

DIVIDENDS

The directors do not recommend the payment of a dividend for the year.

DIRECTORS

The directors who served office during the year and to the date of this report were:

Moses Kusasira
Peterson Munyasia
Ed Hohmann
Tommy Richardson

AUDITORS

Edwin Associates were appointed to conduct this audit on the financial statements contained herein this report.



EDWIN ASSOCIATES CERTIFIED PUBLIC ACCOUNTANTS CPA (K) P.O. Box 22464 - 00400, NAIROBI.

By order of the Board:

Director: .... **Director:** ....



Dated: 04-25-2023 Date: 04-25-2023

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169 LAS VEGAS, NEVADA

STATEMENT OF DIRECTORS RESPONSIBILITIES
DECEMBER 31, 2022

The executive board and the company's management is responsible for the preparation and fair presentation of a registered corporation's financial statements in accordance with the United States generally accepted accounting principles (US GAAP).

The directors accept responsibility for the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. They also accept responsibility for:

i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements;

ii) selecting and applying appropriate accounting policies; and

iii) making accounting estimates and judgements that are reasonable in the circumstances.

The directors are of the opinion that the financial statements give a true and fair view of the state of the financial affairs of the company as at December 31st, 2022 and of its profit/loss and cash flows for the year then ended in accordance with the United States generally accepted accounting principles (US GAAP)

Nothing has come to the attention of the directors to indicate that the company will not remain a going concern for at least twelve months from the date of this statement.

Approved by the board of directors on ....02-20-2023.... and signed on their behalf by:



Director ....

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169 LAS VEGAS, NEVADA

INDEPENDENT AUDITOR'S REPORT

1 Report on the financial statements

We have audited the accompanying financial statements of Paysoko Systems, Inc. set out on pages **5 to 12** which comprise the balance sheet as at December 31, 2022, and the related Statement of Income, Statement of Changes in Shareholders Equity (deficit), Statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

2 Directors' responsibility for the financial statements

The directors and or the company's management is responsible for the preparation and fair presentation of these financial statements in accordance with the United States generally accepted accounting principles (US GAAP). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

3 Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing (ISAs) as well as the auditing standards generally accepted in the United States of America. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. This is achieved by performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

4 Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Paysoko Systems, Inc. as at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



EDWIN ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS CPA (K)
P.O. BOX 22464-00400 NAIROBI

....

Edwin Associates
Certified Public Accountants,
Nairobi.
Date: 04/24/2023

PAYSOKO SYSTEMS, INC.

HOWARD HUGHES PKWY, SUITE 500, 89169 LAS VEGAS, NEVADA

FINANCIAL STATEMENTS

BALANCE SHEET

December 31, 2022

ASSETS	NOTES	2022
Current Assets		$
Cash and Cash Equivalents	9	371,890.71
Receivables & Prepayments	8	-
		371,890.71
Non-Current Assets		
Property, Plant and Equipment	15	28,247.01
		28,247.01
TOTAL ASSETS		400,137.72
LIABILITIES & EQUITY		
Current Liabilities		
Trade and other payables	10	21,000.00
		21,000.00
Non-Current Assets		
Loan	11	-
		-
EQUITY		
Issued	3	-
Retained Earnings (Loss)	Pg 6	(65,862.28)
Shareholders Capital Account	12	445,000.00
		379,137.72
TOTAL EQUITY AND LIABILITIES		400,137.72

The notes on pages 9 to 12 form an integral part of these financial statements.

INCOME STATEMENT
For the Year Ended December 31, 2022

Income Statement (Loss)

	NOTES	2022 $
Income		
Gross Revenue	3	307.63
Cost of Sales		-
Gross Profit		307.63
Expenses		
Administrative Expenses	4	21,630.20
Other Operating Expenses	5	43,891.50
Finance Costs	6	648.21
Total Expenses		66,169.91
Net (Loss) / Profit for the year		(65,862.28)
Retained Earnings for the year c/f		(65,862.28)

The financial statements on pages **5 to 12** were approved for issue by the board Directors on .....*04-25-2023*.....and signed on its behalf by:

Director: ....

Director: ....

STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2022

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

	Share Capital	Retained Earnings	Shareholders Capital Account	Total
	$	$	$	$
Balance as at October 1, 2022	-	-	-	-
Shareholders Capital Account	-	-	445,000.00	445,000.00
(Loss) / Profit for the year	-	(65,862.28)	-	(65,862.28)
Balance as at December 31, 2022				379,137.72

STATEMENT OF CASH FLOW
For the Year Ended December 31, 2022

STATEMENT OF CASH FLOWS

	2022
	$
Cash flows from operating activities	
Net Profit / (Loss) for the year	(65,862.28)
Adjustments for;-	
Depreciation on property, plant and equipment	1,702.69
Changes in working capital	
(Increase) / Decrease in trade and other receivables	-
Increase / (Decrease) in trade payables	21,000.00
Cash generated from operations	(43,159.59)
Net Cash from operating activities	(43,159.59)
Cash flows from investing activities	
Purchase of property, plant and equipment	(29,949.70)
Increase in borrowings	
Sale of property, plant and equipment	-
Net cash used in investing activities	(29,949.70)
Cash flows from financing activities	
Share premium (Deposit for shares)	445,000.00
Net cash flow from financing activities	445,000.00
Net increase (decrease) in cash and cash equivalents	371,890.71
cash and cash equivalent at the start of the year	-
cash and cash equivalent at the end of the year	371,890.71

NOTES TO FINANCIAL STATEMENTS

1 GENERAL INFORMATION

Paysoko Systems, Inc. is a private for-profit registered corporation domiciled in the USA - Nevada State, Las Vegas. The address of its registered office and principal place of business is Howard Hughes Pkwy, Suite 500, 89169 Las Vegas, Nevada. The company also has a registered office in Nairobi, Kenya P.O Box 35129 – 00100 from where it coordinates its main operations in Africa. The principal activity being offering fintech services and solutions to the untapped and unbanked sector in Africa ranging from payment solutions, ecommerce and other digital solutions.

2 BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on a going concern basis and in compliance with the United States generally accepted accounting principles (US GAAP). They are presented in United States Dollar (USD / $). The measurement basis used is the historical cost basis except where otherwise stated in the accounting policies below.

There were no previous year's financial statements since the company was incorporated in October 2022. Consequently there's no comparative figures. The statements therefore represent the company's first year in business 2022.

a Revenue recognition

Revenue from sale of services is recognized upon performance of the service and customer acceptance based on the proportion of actual service rendered to the total services to be provided. Revenue is measured at the fair value of the consideration received or receivable, net of discounts and any other tax deducted as and may be subject to from different countries.

b Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred. There were no interest bearing borrowings for the year.

c Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax to the state.

The tax currently payable is based on taxable profit for the year, determined in accordance with the United Sates Tax laws in Nevada State.

Deferred income tax is recognized on differences between the carrying amounts of assets and liabilities in the financial

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits. Any adjustments are recognized in profit or loss.

d Share capital, share premium, and dividends

Ordinary shares are recognized at par value and classified as 'share capital' in equity. Any amounts received from the issue of shares in excess of the par value are classified as 'share premium' in equity. Dividends are recognized as a liability in the year in which they are declared. Proposed dividends are accounted for as a separate component of equity until they have been declared at an annual general meeting.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

e Impairment of non-financial assets

At each reporting date, property, plant and equipment, investment property, intangible assets and investments in associates are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or group of related assets) is estimated and compared with its carrying amount. If estimated recoverable amount is lower, the carrying amount is reduced to its estimated recoverable amount, and an impairment loss is recognized immediately in profit or loss.

If an impairment loss subsequently reverses, the carrying amount of the asset (or group of related assets) is increased to the revised estimate of its recoverable amount (selling price less costs to complete and sell, in the case of inventories), but not in excess of the amount that would have been determined had no impairment loss been recognized for the asset (group of related assets) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

f Financial liabilities

Financial liabilities are initially recognized at the transaction price (including transaction costs). Trade payables are obligations on the basis of normal credit terms and do not bear interest. Interest bearing liabilities are subsequently measured at amortized cost using the effective interest method.

3 Income	2022
	$
Consulting Income	307.63
Other Operating Income	-
Gross Revenue	**307.63**

4 Administrative Expenses

Administration Costs:

Payroll Expenses: Salaries	-
Payroll Expenses: Contract Labor	18,359.56
Payroll Expenses: Wages	99.37
Payroll Expenses: Staff welfare	-
	18,458.93

Other Administrative Expenses

Professional Fees	
Office Expenses: General Supplies	1,160.58
Office Expenses: Computer & Internet Expenses	308.00
Depreciation	1,702.69
	3,171.27

Total Administrative Expenses	**21,630.20**

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

		2022
5	**Operating Expenses**	$
	Sales, Marketing & Branding	17,598.74
	Legal & Professional Fees: Legal fees	5,459.00
	Rent and Rates	8,382.05
	Transport & Travelling Expenses: Travel	10,705.33
	Transport & Travelling Expenses: Transport	114.68
	License Fees & Permits	825.00
	Subscriptions & dues	155.00
	Web hosting & domain fees	651.70
		43,891.50

6	**Finance Costs**	
	Bank Service Charges	648.21
	Insurance Expense	-
	Interest Expense	-
	Penalties & Fines	-
	Miscellaneous Expenses	-
		648.21

7 Profit Before Tax

The following Items have been recognized as expenses in determining profit before tax

Depreciation or property, plant and equipment	1,702.69
	1,702.69

However Nevada State does not charge corporate income tax

8	**Receivables & Prepayments**	
	Trade Receivables	-
	Prepayments	-
		-

9	**Cash & Cash Equivalents**		
	Bank Balance	**Business Adv. Rship - 1332-1**	310,600.00
		Business Adv. Rship -1329-1	10,000.00
		Business Adv. Rship -7545-1	51,290.71
			371,890.71
	Cash Balance	Petty Cash	-
			371,890.71

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11 Loans

Commercial Loans	-
	-

12 Shareholders Capital Account

Deposit for Shares	445,000.00

13 Share Capital
Authorized:
Issued:

14 Country of Incorporation
Nevada State - USA

15 Property, plant and equipment

Cost	Computers $	Furniture $	Office Equipment $	Total $
October 1, 2022	-	-	-	-
Additions	16,416.45	13,533.25	-	29,949.70
Disposals	-	-	-	-
As at December 31, 2022	16,416.45	13,533.25	-	29,949.70
Depreciation for the year	1,026.03	676.66	-	1,702.69
Accumulated Depreciation c/f	1,026.03	676.66	-	1,702.69
As at December 31, 2022	15,390.42	12,856.59	-	28,247.01